Exhibit 99.1

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI                                SEI
610-676-4385                            610-676-2459
nvattimo@seic.com                        dgrosser@seic.com
Pages: 1

FOR IMMEDIATE RELEASE

SEI DECLARES INCREASE IN STOCK REPURCHASE PROGRAM

OAKS, Pa., April 19, 2016 - The Board of Directors of SEI Investments Company (NASDAQ: SEIC) today announced an increase in its stock repurchase program by an additional $200 million, increasing the available authorization under the program to approximately $232.5 million. Since the beginning of calendar year 2016, the Company repurchased approximately 2.1 million shares at a cost of approximately $80.6 million.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of December 31, 2015, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $670 billion in mutual fund and pooled or separately managed assets, including $262 billion in assets under management and $408 billion in client assets under administration. For more information, visit seic.com.

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